

Mail Stop 3561

June 28, 2017

Brett Biggs
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

> **Re:** **Wal-Mart Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2017**
> **Form 8-K filed February 21, 2017**
> **Response Dated June 19, 2017**
> **File No. 1-6991**

Dear Mr. Biggs:

We have reviewed your June 19, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2017 letter.

Form 8-K filed February 21, 2017

1. We read your response to comment 4 that the gain from the sale of Yihaodian in China was not indicative of your normal business, represented a strategic shift in e-commerce strategy and that the gains from the shopping malls in Chile had a much smaller impact. In 2017 and 2016 you adjusted EPS for U.S. discontinued real estate projects, closure of stores globally and the accounting for certain leases. The nature of these adjustments, including Yihaodian, appears similar in that they are not indicative of your normal revenue generating operations. We view these adjustments as being similar to the $194M gain from the sale of shopping malls in Chile. The magnitude of the 2016 adjustment with regards to accounting for certain leases of $0.04 appears similar to the magnitude of the 2017 sale of shopping malls in Chile. We also note in your 2017 10-K, Exhibit 13, page 13, you disclose the $194M gain from the sale of shopping malls in Chile as one of

only two reasons why membership and other income increased year over year, with the other being sale of the Yihaodian in China. Please explain in greater detail why an adjustment for the $194M gain on the sale of shopping malls in 2017 is not similar to what appears to be other infrequent, real estate related adjustments made in 2017 and 2016 that we noted in this comment. Your disclosure may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review the guidance, particularly Question 100.02, when preparing your next earnings release.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: David Chojnowski
    Senior Vice President and Controller